ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810 /๒๗๓ / 2002

Finance Department

Tel. 0-2537-4509

September 1ต , 2002



02055089

SUPPL

02 SEP 30 ธันวา 09

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 1,200,000 units of warrants issued by PTT Exploration and Production Public Company Limited on 16 June 1998 which were allocated to PTTEP employees and an employee who was a director. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants. The first exercise date was 14 September 2001.

Please be informed that on the fifth exercise date of 13 September 2002, none of the employees has proposed to exercise the warrants, resulting in the number of outstanding warrants remaining at 1,200,000 units and the number of shares reserved for the exercise of warrants remaining at 2,400,000 shares, details as per attachment.

Yours sincerely,

Chitrapongse Kwangsukstith
President

PROCESSED

OCT 0 2 2002

THOMSON
FINANCIAL

Report on the exercising of warrants, in accordance with the announcement of
Securities & Exchange Commission Kor Jor 12/1995 (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security   Warrants

Maturity   5 years

Type and value of collateral   None

Number of warrants issued   1,200,000 units

Sale price per unit   0 Baht

Interest rate or rate of return   None

Right for shareholding   None

Number of new shares reserved for the exercise of warrants   2,400,000 shares

Exercise price   150 Baht/share

Exercise period

Warrants allotted to each employee and an employee who is a director are divided into
3 certificates as follows:

Certificate No.1   will be exercisable into ordinary shares on the date warrants become 3
years and 3 months old and until the date warrants become 5 years old. The maximum
exercisable amount is 20% of the total warrants allotted.

Certificate No. 2 will be exercisable into ordinary shares on the date warrants become 4
years and 3 months old and until the date warrants become 5 years old. The maximum
exercisable amount is 30% of the total warrants allotted.

Certificate No. 3 will be exercisable into ordinary shares on the date warrants become 5
years old. The maximum exercisable amount is 50% of the total warrants allotted.

Date of submitting filing   6 May 1998

Effective date of filing   11 June 1998

Exercise date for this report   <u>13 September 2002</u>

Exercise price for this report   <u>150 Baht/share</u>

2.   Exercise and Allotment

2.1   Exercise

	Director(s)	Employee(s)	Sub-purchasing person(s)	Total
Number of persons	-	-	-	-
Number of warrants	-	-	-	-
Number of shares allotted for the exercise of warrants	-	-	-	-
Percentage of total shares allotted for the exercise of warrants	-	-	-	-

2.2   Allotment

	Director(s)	Employee(s)	Sub-purchasing person(s)	Total
Number of persons	-	-	-	-
Number of warrants	-	-	-	-
Number of shares allotted for the exercise of warrants	-	-	-	-
Percentage of total shares allotted for the exercise of warrants	-	-	-	-

3.   Additional information

3.1   Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2   Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

None

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

None

3.6 The remaining units of unconverted warrants

1,200,000 units

3.7. The remaining number of reserved shares for the exercise of warrants

2,400,000 shares

It is certified that the information in this report is true and accurate.

(Chitrapongse Kwangsukstith)
President